



05035504

SECURIT~~~~~~~~~~~~~~~~~~~MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCORE Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce St., Suite 1448
                          (No. and Street)

Ft. Worth   Texas   76102-4140
      (City)   (State)   (Zip Code)

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                    (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
      (Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

RECEIVED FEB 2 4 2005 WASH. D.C. 179 SECTION

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Ann L. Crenshaw__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SCORE Securities, Inc.__ , as of __December 31__ , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

Katy O'Dell Tatum
My Commission Expires
01/12/2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCORE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

SCORE SECURITIES, INC.

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

Independent Auditor's Report

To the Stockholder
SCORE Securities, Inc.

We have audited the accompanying statement of financial condition of SCORE Securities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCORE Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 7, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

SCORE SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 180,446
Receivable from broker-dealers and clearing organizations	107,989
Secured demand notes	600,000
Property and equipment, at cost, net of accumulated depreciation of $107,413	10,599
Other assets	1,788
	$ 900,822

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 8,417
Accrued interest payable – related party	10,033
Federal income taxes payable	1,730
State income taxes payable	647
Payroll tax payable	10,946
Payable to broker/dealer	7,186
	38,959
Subordinated borrowings – related party	600,000

Stockholder's equity

Common stock, 10,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	112,425
Retained earnings	148,438
Total stockholder's equity	261,863
	$ 900,822

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues

Advisory fees	$ 139,291
Securities commissions	514,125
Miscellaneous income	1,176
	654,592

Expenses

Commissions and clearance paid to all other brokers	269,407
Compensation and benefits	174,874
Communications	23,151
Occupancy and equipment costs	68,198
Promotional costs	22,041
Regulatory fees and expenses	5,741
Interest expense	57,995
Other expenses	43,606
	665,013

Income (loss) before income taxes	(10,421)
Provision for federal income taxes - current	1,603
Provision (benefit) for federal income taxes – deferred	(1,191)
Provision for state income taxes	740
Net income (loss)	$ (11,573)

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at December 31, 2003	$ 1,000	$ 112,425	$ 160,011	$ 273,436
Net income (loss)			(11,573)	(11,573)
Balances at December 31, 2004	$ 1,000	$ 112,425	$ 148,438	$ 261,863

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2004

Balance at December 31, 2003	$ -0-
Increases	600,000
Decreases	-0-
Balance at December 31, 2004	$ 600,000

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:

Net income (loss)	$ (11,573)
Adjustments to reconcile net income (loss) to net	
cash provided (used) by operating activities:	
Depreciation	5,357
Deferred income tax benefit	(1,191)
Change in assets and liabilities:	
Decrease in receivable from brokers-dealers and clearing organizations	12,778
Decrease in other assets	1,685
Increase in accounts payable and accrued expenses	7,817
Decrease in federal income taxes payable	(148)
Increase in state income taxes payable	281
Increase in payroll tax payable	10,946
Increase in accrued interest payable	10,033
Increase in payable to broker/dealer	7,186
Net cash provided (used) by operating activities	43,171

Cash flows from investing activities:

Purchases of property and equipment	(2,843)
Net cash provided (used) by investing activities	(2,843)

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net increase in cash	40,328
Cash at beginning of year	140,118
Cash at end of year	$ 180,446

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 47,962
Income taxes	$ 1,751

Noncash Financing Activity

Borrowings under secured demand note collateral agreements	$ 600,000

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

SCORE Securities, Inc. ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas Corporation. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2004 were $762 and are included in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are stated at cost. Depreciation is computed using a straight-line basis over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately

Note 2 -   Net Capital Requirements, continued

$849,476 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Property and Equipment

The classes of property and equipment are as follows:

Computer equipment	$ 38,998
Computer software	45,865
Equipment and furniture	33,149
	118,012
Accumulated depreciation	(107,413)
	$ 10,599

Depreciation expense for the year ended December 31, 2004 was $5,357 and is shown in occupancy and equipment costs.

Note5 -   Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and an employee's average monthly compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following tables provide further information about the plans:

	Pension Benefits
Fair value of plan assets at December 31, 2004	$ 286,970
Benefit obligation at December 31, 2004	607,034
Funded status	$ (320,064)

Note5 -   Defined Benefit Pension Plan, continued

	Pension Benefits
Prepaid (accrued) benefit cost recognized in the balance sheet	$ -0-
Weighted-average assumption as of December 31:	
Discount rate	7%
Expected return on plan assets	5%
Rate of compensation increase	0%
Benefit cost	$ 51,732
Employer contributions	43,757
Internal plan interest credit	7,975
Plan participants' contributions	-0-
Benefits paid	-0-

Note 6 -   Income Taxes

The deferred tax benefit at December 31, 2004 results primarily from amounts related to depreciation of the Company's property and equipment and accrued compensation to 50% or more shareholders.

Note 7 -   Subordinated Borrowings – Related Party

Borrowings under subordination agreements at December 31, 2004 from the sole shareholder are as follows:

Liabilities pursuant to secured demand note collateral agreements - 12%, due March 12, 2007 fully collateralized by securities	$ 100,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due May 11, 2007 fully collateralized by securities	100,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due July 12, 2007 fully collateralized by securities	100,000

Note 7 -   Subordinated Borrowings – Related Party, continued

Liabilities pursuant to secured demand note
collateral agreements – 12%, due September 12,
2007 fully collateralized by securities   100,000

Liabilities pursuant to secured demand note
collateral agreements – 12%, due November 12,
2007 fully collateralized by securities   100,000

Liabilities pursuant to secured demand note
collateral agreements – 12%, due January 11,
2008 fully collateralized by securities   100,000

                                                                        $ 600,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for subordinated borrowings was $57,995 at December 31, 2004.

Note 8 -   Related Party Transactions

The Company receives advisory fees from an affiliate. The Company received $137,800 in advisory fees during the year ended December 31, 2004.

Note 9 -   Concentration

At December 31, 2004, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 10 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2004

Schedule I

<u>SCORE SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 261,863
Add:		
Other deductions or allowable credits		
Subordinate debt		<u>600,000</u>
Total capital and allowable subordinated liabilities		861,863
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$ 10,599	
Other assets	<u>1,788</u>	<u>(12,387)</u>
Net capital before haircuts on securities positions		849,476
Haircuts on securities (computed, where applicable,		
pursuant to rule 15c3-1(f))		
Non marketable securities		<u>-0-</u>
Net capital		<u>$ 849,476</u>

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 8,417
Federal income taxes payable		1,730
State income taxes payable		647
Accrued interest payable		10,033
Payroll tax payable		10,946
Payable to broker/dealer		<u>7,186</u>
Total aggregate indebtedness		<u>$ 38,959</u>

SCORE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,599
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 799,476
Excess net capital at 1000%	$ 845,580
Ratio: Aggregate indebtedness to net capital	.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the company's unaudited Focus IIA	$ 843,511
Difference Decrease in non-allowable assets	5,965
Net capital per audited report	$ 849,476

Schedule II

<u>SCORE SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Capital Institutional Services, Inc.
                             Merrill, Lynch, Pierce, Fenner & Smith
                             Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2004



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
SCORE Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of SCORE Securities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2005